April 6, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Justin Dobbie, Patrick Kuhn, Doug Jones and Tonya K. Aldave

Re:	Empire Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 9, 2012
File No. 333-179245

Ladies and Gentlemen:

On behalf of Empire Resources, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 2 (“Amendment No. 2”), marked to show changes to Amendment No. 1 filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2012 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (File No. 333-179245), filed with the Commission on January 30, 2012 (the “Registration Statement”). Reference is made to the letter dated March 21, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Registration Statement. We have reviewed the Comment Letter with the Company and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Business, page 18

Overview, page 18

1.
We note your response to our prior comment 8 and reissue in part. Please revise the first paragraph in this section to name the suppliers who supplied approximately 39% and 47% of your products in 2010 and 2011.

Response:

The Company has made the requested change on page 17 of Amendment No. 2.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
April 6, 2012

The Industry, page 20

2.
Please advise us whether market data contained in this section of the prospectus was obtained from a market report commissioned by you. If so, please provide consent under Rule 436. Please also provide us with a copy of the Mergent report to which you cite.

Response:

The market data contained in this section of the prospectus was not obtained from a market report commissioned by the Company.  We have provided a supplemental copy of the Mergent report to which the Company cites, which was not commissioned by the Company, for your review.

Selling Stockholders, page 32

3.
We note your response to our prior comment 27 and reissue in part. Please revise your disclosure in this section to state that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Response:

The Company has made the requested change on page 32 of Amendment No. 2.

Plan of Distribution, page 37

4.
We note your response to our prior comment 28. In particular, we note your statement that none of the selling stockholders intended to distribute the securities. Please explain in greater detail how you reconcile that statement with the fact that the selling stockholders bargained for and were given registration rights. We also note that all of the selling stockholders appear to be affiliates of the company and you are registering the resale of a number of shares of common stock that represents a substantial percentage of the company's public float held by non-affiliates. Please explain why you believe these two facts do not support the conclusion that you are registering a primary offering. In your response, please also address the purpose of the original financing, the initial and current conversion prices of the notes as compared to the market prices of the company's common stock and the company's ability to service notes with expected future cash flows.

Response:

Each specific question set forth in the Staff’s comment above is addressed below.  The determination whether the offering covered by the Registration Statement is a valid secondary offering is based on all of the circumstances of the offering, including but not limited to those addressed by the Staff in its comment above.  Therefore, before answering the Staff’s specific questions, the Company is providing some background regarding its overall analysis and all of the factors that the Company considered in concluding that the offering is a valid secondary offering.

U.S. Securities and Exchange Commission
April 6, 2012

Background

As described in our response to prior comment 28, in determining that none of the selling stockholders should be deemed underwriters with respect to the offering covered by the Registration Statement and that the offering is a valid secondary offering, the Company reviewed the Staff’s guidance set forth in Section 214.02 of its Compliance and Disclosure Interpretations: Securities Act Forms, issued on January 26, 2009, set forth below:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 "public float" test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [emphasis added]

Applying the guidelines above, the Company analyzed (1) how long the selling stockholders have held the shares, (2) the circumstances under which they received them, (3) their relationship to the issuer, (4) the amount of shares involved, (5) whether the sellers are in the business of underwriting securities, and (6) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  A description of the Company’s analysis with respect to each of these factors is set forth in detail in our response to prior comment 28.  Below is a summary of the Company’s analysis with respect to each factor:

•
How long the selling stockholders have held the shares.  To date, the selling stockholders have held the 10% Convertible Senior Subordinated Notes Due June 1, 2016 (the “Notes”) for almost 10 months.  Although all of the Notes are immediately convertible, none of the selling stockholders have converted any portion of the Notes.  The Company believes it is highly unlikely that the selling stockholders will convert the Notes or sell the common stock acquired upon conversion of the Notes in the near future because, as explained in more detail below, (i) the current conversion price is significantly higher than the current trading price of the common stock (the conversion price has been higher than the trading price of the common stock since the Notes were issued) and (ii) there is very little liquidity in the Company’s common stock – at the current trading volume, it would require a period of almost 3 and 1/2 years for the selling stockholders to sell their shares, even if no other stockholder sold any shares during that time.

U.S. Securities and Exchange Commission
April 6, 2012

•
The circumstances under which they received them.  The Notes issuance was an arms’ length transaction.  The terms of the Notes were negotiated on behalf of the selling stockholders primarily by Leon G. Cooperman, who purchased approximately 67% of the Notes on behalf of himself and a controlled entity and had no relationship with the Company prior to purchasing the Notes.  Each of the selling stockholders represented to the Company that it did not intend to effect a distribution of the securities.  Although the selling stockholders did bargain for registration rights, as explained in detail below, there are a number of very good reasons why such rights do not indicate that the selling stockholders intended to engage in a distribution of the securities on behalf of the Company and in fact were necessary.  In particular, the Company is not currently a public reporting company and, due to the operation of Rule 144(i) under the Securities Act of 1933, as amended (the “Securities Act”), unless the Company becomes a public reporting company, the common stock underlying the Notes will never be eligible for resale under Rule 144.  In addition, on March 29, 2012, the Convertible Notes Purchase Agreement was amended to extend the deadline for effectiveness of the Registration Statement until June 30, 2012, which date is more than 12 months after the Notes were issued. As described below, the Company issued the Notes to raise capital to fund the $10 million financing the Company provided to PT. Alumindo Light Metal Industries and its affiliates pursuant to the Pre-Payment Advance Agreement, dated May 27, 2011, by and among Empire Resources, Inc., Southern Aluminum Industry (China) Co., Ltd., PT. Alumindo Light Metal Industry, TBK, and Fung Lam Trading Company Ltd. (the “Pre-Payment Advance Agreement”).  The selling stockholders bargained for a number of favorable items in connection with their investment, including a board appointment right for Mr. Cooperman, interest payments, protections in the event of a default and other covenants and restrictions. The selling stockholders did not, however, bargain for a conversion price that was at or below, or likely in the near future to become at or below, the then-current trading price of the common stock.  As described below, the terms of the Notes are such that, unless the Company’s stock price increases significantly, the selling stockholders will lose money on their investment if they convert and attempt to resell the common stock underlying the Notes and profit if they continue to hold the Notes and receive interest payments thereon.

•	Their relationship to the issuer.

o
Leon G. Cooperman and The Leon and Toby Cooperman Family Foundation. The largest two purchasers in the offering, Mr. Cooperman and The Leon and Toby Cooperman Family Foundation, who together purchased approximately 67% of the Notes, had no relationship with the Company prior to purchasing the Notes.  In connection with the Notes offering, Mr. Cooperman negotiated for the right to appoint a director to the Company’s board.  Mr. Cooperman has designated such director and when the board of directors next holds director elections, it will be required to recommend that the stockholders elect Mr. Cooperman’s nominee, but the Company’s stockholders will be able to vote for or against such nominee.  Through the Notes, Mr. Cooperman and The Leon and Toby Cooperman Family Foundation have the right to acquire 16.2% of our outstanding common stock.  Mr. Cooperman does not own any actual shares of common stock, just the Notes.  The Company believes that Mr. Cooperman’s current relationship with the Company is strong evidence of a lack of intent to engage in a distribution of the common stock underlying the Notes on behalf of the Company.  It would make no sense for Mr. Cooperman to negotiate for the right to be involved in the Company’s board of directors while at the same time agreeing to purchase Notes with a conversion price above the market price and registration rights that did not require the filing of a registration statement for almost a year (which he later agreed to extend past a year) if he intended to engage in a distribution of the shares underlying the Notes.

U.S. Securities and Exchange Commission
April 6, 2012

o
The other selling stockholders. The other selling stockholders have various relationships with the Company.  In spite of such relationships, the facts and circumstances of their participation in the Notes offering do not support the conclusion that any of the selling stockholders intend to engage in a distribution of the common stock underlying the Notes on behalf of the Company.  To the contrary, all of the selling stockholders have been involved with the Company for years, aside from Mr. Kahn they all held very small equity interests in the Company prior to their participation in the Notes offering, and (including Mr. Kahn) they all participated in the offering because they believe strongly in the Company and its future.  In the case of Mr. Kahn, his large equity holdings in the Company demonstrate that he does not trade frequently in the Company.  He has held approximately 3.6 million shares of the Company since 1999.  If Mr. Kahn wanted to sell Company shares, he would not need to purchase Notes with a conversion price above the current market price and sell those shares.  It would make no sense for Mr. Kahn or any of the selling stockholders to have purchased Notes with a conversion price above the market price and registration rights that did not require the filing of a registration statement for almost a year unless they believed in the long-term value of the Company and the Company’s ability to repay its obligations under the Notes.

•
The amount of shares involved. Although the selling stockholders are registering a number of shares that may constitute more than one-third of the Company’s public float held by non-affiliates, the Company does not believe that this alone should result in the conclusion that the secondary offering by the selling stockholders is really a primary offering by the Company.  Although the number of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, the Company understands that it is only one factor, that other factors and features of the offering are equally or more important, and that there are numerous instances where the Commission has deemed offerings of very large numbers of shares in comparison to a company’s non-affiliate public float to proceed as valid secondary offerings. In addition,  it is the Company’s understanding that the Staff’s concern with potential secondary offerings involving a large number of shares in comparison to a company’s public float is aimed at offerings with toxic features in an effort to deter abusive practices.  As described in more detail below, the Notes do not contain any such toxic features.  In addition, although a large number of shares are being registered hereby, the Company believes that the limited trading volume of its common stock would make it very unlikely that anything close to that number could realistically be resold in the near future.

U.S. Securities and Exchange Commission
April 6, 2012

•	Whether the sellers are in the business of underwriting securities. To the Company’s knowledge, none of the selling stockholders is in the business of underwriting securities.

•
Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. For all the reasons set forth above and below, the Company does not believe that the selling stockholders are acting as conduits for the issuer in a distribution of the common stock underlying the Notes.

“In particular, we note your statement that none of the selling stockholders intended to distribute the securities. Please explain in greater detail how you reconcile that statement with the fact that the selling stockholders bargained for and were given registration rights.”

Registration rights are a standard term in connection with an offering of convertible securities such as the Company’s 10% Convertible Senior Subordinated Notes Due June 1, 2016 (the “Notes”), and the existence of registration rights with respect to the underlying common stock does not automatically cause a private placement of convertible securities to be deemed a distribution of the underlying common stock.  The Company reconciles its statement that none of the selling stockholders intended to distribute the securities with the fact that the selling stockholders bargained for and were given registration rights as follows:

•	Each of the selling stockholders represented to the Company that it did not intend to effect a distribution of the securities.

•
Although the selling stockholders bargained for registration rights, such rights are generally standard in this type of offering, and the selling stockholders did not bargain for especially favorable terms with respect to such registration rights.  In particular, the Company’s original registration obligations with respect to the Notes provided it with almost 10 months before the registration statement must be effective. This is significantly longer than the 90 days that are common in the PIPE context.  On March 29, 2012, the Convertible Notes Purchase Agreement was amended to extend the deadline for effectiveness of this Registration Statement until June 30, 2012, which date is more than 12 months after the Notes were issued.  Such amendment has been filed as Exhibit 4.2 to Amendment No. 2.

•
The Company is not currently required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company believes that it falls within the category of issuer set forth in Rule 144(i)(1)(ii) of the Securities Act because, for a period during the late 1990s, the Company had assets consisting solely of cash and cash equivalents.  Therefore, the Company believes that under Rule 144(i)(2) of the Securities Act, the selling stockholders will not be able to resell a single share of common stock acquired upon conversion of the Notes until the Company is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and one year has elapsed after the Company files current “Form 10 information” with the Commission (e.g., through a registration statement under the Securities Act or the Exchange Act).  Although the selling stockholders did not purchase the Notes with the intent of distributing them to the public, it is foreseeable that at some point in the future they might like the ability to resell some of such shares.  Absent these registration rights, there would be no way for them to do so until a year after the Company decided or was required to file Form 10 information, which might never happen.  In other words, absent the registration rights for which the selling stockholders bargained, it is quite conceivable that the selling stockholders would never be able to resell a single share of the common stock underlying the Notes, even if they purchased and held such common stock for years and even if they only wanted to sell a few shares.

U.S. Securities and Exchange Commission
April 6, 2012

•
Even if the selling stockholders never sell a single share of common stock underlying the Notes, the registration rights they bargained for will still provide them with certain protections.  As discussed above, the Company is not currently required to file reports under Section 13 or 15(d) of the Exchange Act.  The filing of the Registration Statement will require the Company to file such reports, and will subject the Company to the oversight of the Commission and the protections provided by such oversight.  It will also ensure the availability of current public information regarding the Company.

•
Although the selling stockholders bargained for registration rights, the selling stockholders bargained more for provisions that would protect them as note holders and/or long-term security holders of the Company.  In particular, Leon G. Cooperman, who purchased approximately 67% of the Notes on behalf of himself and a controlled entity, also negotiated for certain board appointment rights. Such rights would not be necessary if Mr. Cooperman intended to distribute the shares. Rather, his negotiation for such rights indicates his intent to hold his investment in the Company and take a more active and long-term role in the Company’s direction.  In addition, the selling stockholders bargained over the amount and terms of interest payments on the Notes, protections in the event of a default and other covenants and restrictions contained in the Notes significantly more than they did for the registration rights or the conversion price.  Had it been the intent of the selling stockholders to turn around and distribute the common stock underlying the Notes immediately, they likely would have forgone these additional protections in favor of a lower conversion price and earlier and stricter registration requirements with respect to the common stock underlying the Notes.  In addition, they would not have agreed to extend the required effective date of this Registration Statement.

•
The Notes offering closed on June 3, 2011.  Pursuant to the terms of the Notes, on such date the Notes were convertible at a conversion rate of 215.05 shares of common stock per $1,000 principal amount of Notes.  This equates to a share price of approximately $4.65 per share.  According to the website Yahoo! Finance, the closing price of the common stock on that date was $3.98.  During May 2011 (the month before the closing), the volume weighted average price of the common stock according to Bloomberg data was approximately $4.20.  That means that, had the selling stockholders intended to engage in a distribution of the common stock underlying the Notes, it would have been their intention to do so at a loss of between $0.45 and $0.67 per share.

U.S. Securities and Exchange Commission
April 6, 2012

•
The conversion price of the Notes has been adjusted four times to date due to the Company’s payment of cash dividends.  The Notes are currently convertible at a conversion rate of 222.60 shares of common stock per $1,000 principal amount of Notes.  This equates to a share price of approximately $4.49 per share.  According to Yahoo! Finance, to date, the common stock has not traded at or above $3.50 per share once during 2012.  That means that, were the selling stockholders to engage in a distribution of the common stock underlying the Notes at present, they would do so at a loss of $1.00 per share or more.

•
According to the website Yahoo! Finance, the three-month average daily trading volume of the common stock on the OTCQX as of April 5, 2012 was approximately 3,133 shares. If the selling stockholders attempted to liquidate their position in the common stock underlying the Notes in the open market it would take approximately 853 trading days for them to do so at that volume, assuming no other person sold a single share of stock during that entire period. Assuming no holidays, that would require a period of almost 3 and 1/2 years. The fact that the selling stockholders hold registration rights does not change the reality that it would be all but impossible to engage in a distribution of the common stock underlying the Notes.  For all practical purposes, the selling stockholders are locked into their investment in the Company until the Notes mature absent a strategic acquisition or other merger or acquisition event, regardless of whether their shares are registered.

“We also note that all of the selling stockholders appear to be affiliates of the company and you are registering the resale of a number of shares of common stock that represents a substantial percentage of the company's public float held by non-affiliates. Please explain why you believe these two facts do not support the conclusion that you are registering a primary offering.”

Affiliate Status

Mr. Cooperman and The Leon and Toby Cooperman Family Foundation, which together own approximately 67% of the Notes, had no prior relationship with the Company at the time they purchased the Notes.  However, all of the Note holders currently have various relationships with the Company.  However, the fact that some or all of the participants in the offering are affiliates of the Company does not automatically make the offering a primary offering on behalf of the Company.  The Commission states, in its answer to Question 116.15 of its Compliance and Disclosure Interpretations: Securities Act Forms, issued on January 26, 2009, that “[u]nder appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”  In Section 216.14 of its Compliance and Disclosure Interpretations: Securities Act Forms, issued on February 27, 2009, the Commission states:

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.

U.S. Securities and Exchange Commission
April 6, 2012

The Company has reviewed the facts and circumstances and analyzed the six factors outlined in Section 214.02 of the Staff’s Compliance and Disclosure Interpretations: Securities Act Forms and determined that the selling stockholders are not acting as a conduit for the issuer for the reasons summarized under “Background” above.  Most importantly, as described under “In particular, we note your statement that none of the selling stockholders intended to distribute the securities. Please explain in greater detail how you reconcile that statement with the fact that the selling stockholders bargained for and were given registration rights” above and  “In your response, please also address the purpose of the original financing, the initial and current conversion prices of the notes as compared to the market prices of the company's common stock and the company's ability to service notes with expected future cash flows” below, the terms of the Notes are such that, unless the Company’s stock price increases significantly, the selling stockholders will lose money on their investment if they convert and attempt to resell the common stock underlying the Notes and profit if they continue to hold the Notes and receive interest payments thereon.

Furthermore, the Company has no commitment, agreement, arrangement or understanding with any selling stockholder regarding a distribution of the common stock underlying the Notes, and those selling stockholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the Company.  We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts: “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” [emphasis added].  Accordingly, the fact that a purchaser is an affiliate of the Company does not make their resale a “distribution” under Regulation M.  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares covered by the Registration Statement were registered.  Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.

In addition, far from being an indication of their intent to act as underwriters on behalf of the Company with respect to the common stock underlying the Notes, the Company believes that the selling stockholders’ relationships with the Company are actually evidence to the contrary.  In connection with the Notes offering, Mr. Cooperman negotiated for the right to appoint a director to the Company’s board.  It would make no sense for Mr. Cooperman to negotiate for the right to be involved in the Company’s board of directors while at the same time agreeing to purchase Notes with a conversion price above the market price and registration rights that did not require the filing of a registration statement for almost a year if he intended to engage in a distribution of the shares underlying the Notes. All of the other selling stockholders have been involved with the Company for years, and aside from Mr. Kahn they all held very small equity interests in the Company prior to their participation in the Notes offering, and (including Mr. Kahn) they all participated in the offering because they believe strongly in the Company and its future.  In the case of Mr. Kahn, his large equity holdings in the Company demonstrate that he does not trade frequently in the Company.  He has held approximately 3.6 million shares of the Company since 1999.  If Mr. Kahn wanted to sell Company shares, he would not need to purchase Notes with a conversion price above the current market price and sell those shares.  It would make no sense for Mr. Kahn or any of the selling stockholders to have purchased Notes with a conversion price above the market price and registration rights that did not require the filing of a registration statement for almost a year unless they believed in the long-term value of the Company and the Company’s ability to repay its obligations under the Notes.

U.S. Securities and Exchange Commission
April 6, 2012

Number of Shares of Common Stock

Although the selling stockholders are registering a number of shares that may constitute more than one-third of the Company’s public float held by non-affiliates, the Company does not believe that this alone should result in the conclusion that the secondary offering by the selling stockholders is really a primary offering by the Company.

The Registration Statement covers a maximum of 3,100,384 shares, which is comprised of 2,671,180 shares of common stock that the selling stockholders could acquire if they converted all of their Notes at the current conversion price and additional shares to cover the full number of shares that the selling stockholders could acquire if the selling stockholders converted their Notes immediately prior to maturity, assuming that the Company continued to pay quarterly dividend payments of $0.025 per share, which it has paid since March 2009.  In calculating the maximum number of shares to register, the Company used a stock price of $2.72 per share, which was the Company’s 200-day moving average as reported by Yahoo! Finance at the time the Registration Statement was initially filed.  It should be noted that, if the Company’s stock price were $2.72 per share immediately prior to maturity and the Company had paid quarterly dividends of $0.025 per share every quarter between now and maturity, the conversion price, as adjusted, would be $3.87, more than $1.00 higher than the trading price.  The formula for adjusting the conversion price does not change the basic economics of the Company’s original deal with its Note holders, which is that they only profit from the conversion and resale of the Notes if the Company’s trading price (and liquidity) increase significantly.  Otherwise, they only profit by holding the Notes and receiving interest payments and ultimate repayment of the Notes.

The Company believes that the relevant number of shares to use in assessing the relationship between the number of shares of common stock that can be sold under the registration statement and the number of shares outstanding is the number of shares that the selling stockholders can sell today.  Although such number will gradually increase if the Company continues to make regular dividend payments, the length of time during which the selling stockholders have held their shares will also increase.  Surely as more quarters pass by, the selling stockholders will have held the Notes for long enough that there can be no question as to their affiliate status.

If all directors and officers and the Company’s one greater than 10% beneficial owner (Mr. Cooperman) are treated as affiliates, the number of shares covered by the Registration Statement that the selling stockholders currently have the right to acquire amounts to 53% of the Company’s non-affiliate public float based on the number of shares outstanding as of the date hereof  and 37% of the Company’s non-affiliate public float, assuming conversion of the Notes.  The maximum number of shares covered by the Registration Statement amounts to 62% of the Company’s non-affiliate public float based on the number of shares outstanding as of the date hereof and 43% of the Company’s non-affiliate public float, assuming conversion of the Notes.

U.S. Securities and Exchange Commission
April 6, 2012

Although the number of shares being registered is a factor that the Staff considers in its determination of whether an offering should be deemed a primary or secondary offering, the Company understands that it is only one factor, that other factors and features of the offering are equally or more important, and that there are numerous instances where the Commission has deemed offerings of very large numbers of shares in comparison to a company’s non-affiliate public float to proceed as valid secondary offerings.

For the reasons described above and below, in light of all of the facts and circumstances, the Company does not believe that the selling stockholders are acting as a conduit for the issuer in connection with a distribution of the shares of common stock covered by the Notes.  Most importantly, as described under “In particular, we note your statement that none of the selling stockholders intended to distribute the securities. Please explain in greater detail how you reconcile that statement with the fact that the selling stockholders bargained for and were given registration rights” above and  “In your response, please also address the purpose of the original financing, the initial and current conversion prices of the notes as compared to the market prices of the company's common stock and the company's ability to service notes with expected future cash flows” below, the terms of the Notes are such that, unless the Company’s stock price increases significantly, the selling stockholders will lose money on their investment if they convert and attempt to resell the common stock underlying the Notes and profit if they continue to hold the Notes and receive interest payments thereon.  In addition, although a large number of shares are being registered hereby, the Company believes that the limited trading volume of its common stock would make it very unlikely that anything close to that number could realistically be resold in the near future.

Furthermore, it is the Company’s understanding that the Staff’s concern with potential secondary offerings involving a large number of shares in comparison to a Company’s public float is aimed at offerings with toxic features (which features are not present in the Notes) in an effort to deter abusive practices.  The Company understands that several years ago, the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock.  When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

U.S. Securities and Exchange Commission
April 6, 2012

In order to combat the effects of toxic transactions, the Company understands that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, according to the Office of the Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.  Moreover, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions.1

As described above, although the Notes contain anti-dilution adjustments, most notably an adjustment if the Company pays cash dividends on its shares, none of these adjustments permit the types of abuses that the Commission aims to deter.  The conversion price of the Notes will be adjusted upon the payment of cash dividends or other events, but unless the Company’s stock price increases significantly, the conversion price will remain higher than the market price.  The formula for adjusting the conversion price does not change the basic economics of the Company’s original deal with its Note holders, which is that they only profit from the conversion and resale of the Notes if the Company’s trading price (and liquidity) increase significantly.  Otherwise, they only profit by holding the Notes and receiving interest payments and ultimate repayment of the Notes.

“In your response, please also address the purpose of the original financing, the initial and current conversion prices of the notes as compared to the market prices of the company's common stock and the company's ability to service notes with expected future cash flows.”

Purpose of the Original Financing

The purpose of the sale of the Notes was to raise capital to fund the $10 million financing the Company provided to PT. Alumindo Light Metal Industries and its affiliates pursuant to the Pre-Payment Advance Agreement.  The Pre-Payment Advance Agreement, the Company’s relationship with PT. Alumindo Light Metal Industries and its affiliates and the purpose of the $10 million financing are described on page __ of Amendment No. 2.  The Company’s credit facility restricts the use of proceeds to working capital, therefore, the Company looked for an alternative source of financing.  The terms agreed upon with the investors also had the advantage of getting Mr. Cooperman involved with the Company, which the Company believed was a strategic move that could support the company’s long-term growth because of Mr. Cooperman’s financial expertise and relationships.

1 See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

U.S. Securities and Exchange Commission
April 6, 2012

Initial and Current Conversion Prices of the Notes as Compared to the Market Prices of the Company’s Common Stock

The conversion price of the Notes was set higher than the market price of the Company’s common stock and, although the conversion price is subject to adjustment upon the Company’s payment of cash dividends and in connection with other customary events that would dilute the rights of the Note holders, such adjustments are calculated in a manner that maintains the basic economics of the Company’s original deal with its Note holders, which is that they only profit from the conversion and resale of the Notes if the Company’s trading price (and liquidity) increase significantly.  Otherwise, they only profit by holding the Notes and receiving interest payments and ultimate repayment of the Notes.

The Notes offering closed on June 3, 2011.  Pursuant to the terms of the Notes, on such date the Notes were convertible at a conversion rate of 215.05 shares of common stock per $1,000 principal amount of Notes.  This equates to a share price of approximately $4.65 per share.  According to the website Yahoo! Finance, the closing price of the common stock on that date was $3.98.  During May 2011 (the month before the closing), the volume weighted average price of the common stock according to Bloomberg data was approximately $4.20.

The conversion price of the Notes has been adjusted four times to date due to the Company’s payment of cash dividends.  The Notes are currently convertible at a conversion rate of 222.60 shares of common stock per $1,000 principal amount of Notes.  This equates to a share price of approximately $4.49 per share.  According to Yahoo! Finance, to date, the common stock has not traded at or above $3.50 per share once during 2012.

  The Registration Statement covers a maximum of 3,100,384 shares, which is comprised of 2,671,180 shares of common stock that the selling stockholders could acquire if they converted all of their Notes at the current conversion price and additional shares to cover the full number of shares that the selling stockholders could acquire if the selling stockholders converted their Notes immediately prior to maturity, assuming that the Company continued to pay quarterly dividend payments of $0.025 per share, which it has paid since March 2009.  In calculating the maximum number of shares to register, the Company used a stock price of $2.72 per share, which was the Company’s 200-day moving average as reported by Yahoo! Finance at the time the Registration Statement was initially filed.  If the Company’s stock price were in fact $2.72 per share immediately prior to maturity and the Company had paid quarterly dividends of $0.025 per share every quarter between now and maturity, the conversion price, as adjusted, would be $3.87, more than $1.00 higher than the trading price.  Using the trading price of $3.00 per share, which was the closing price on April 5, 2012, if the Company’s stock price were $3.00 per share immediately prior to maturity and the Company had paid quarterly dividends of $0.025 every quarter between now and maturity, the conversion price, as adjusted, would be $3.93, almost $1.00 higher than the trading price.

U.S. Securities and Exchange Commission
April 6, 2012

The Company’s Ability to Service Notes With Expected Future Cash Flows

The Company believes it will be able to service the Notes with expected future cash flows.  The Company has made all required interest payments to date.

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 14

5.
Refer to our prior comment 14. We note your revised discussion of operating cash flows but it appears to discuss material factors that were recorded on an accrual basis rather than in terms of cash. For example, you disclose the drivers of cash used in operations during the first nine months of 2011 as increases in accounts receivable and increases in inventory. Changes in balance sheet items may not be sufficient in explaining changes in operating cash flows without further discussion of how such directly affected cash, such as revised collection terms, slower collections or increased time to collect, inability to timely collect. Therefore, we reissue our comment. Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. For example, discuss changes in the amount of cash collected from customers or others, amounts paid to vendors/suppliers and other operating costs, and amounts paid for taxes and finance costs, along with the associated factors contributing to or reasons for the identified changes, like changes in credit policies, payment/contractual terms, volume, timing (and reasons therefore), sufficiency of cash, etc. Refer to Section IV.I3.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rulesinterp/33-8350.htm for guidance.

Response:

The Company has made the requested change on page 15 of Amendment No. 2.  However, since annual financial statements and management's discussion and analysis for the years ended December 31, 2011 and 2010 are included in Amendment No. 2 and nine month interim financial statements and management's discussion and analysis are no longer included, the discussion relates to operating cash flows for the year ended December 31, 2011.

6.
Refer to our prior comment 15. It is not clear why your cash flow from operating activities is negative for the nine months ended September 30, 2011 and the year ended December 31, 2010. We understand that accounts receivable and inventory may have increased due to increased sales volume, but these do not explain why this results in negative operating cash flow. Increased sales volume suggests that operating cash would have increased as well from collections of the associated accounts receivable. Inventory purchased on account would offset one another concerning the effect on operating cash flow until the accounts payable associated with the purchase of inventory was paid. In this regard, it appears that cash associated with inventory surpasses cash collected from sales on account which may be a cause for negative operating cash flow, but it is not clear that this is the case and, if so, why this situation exists. Please expand your disclosure to more fully explain the factors that have caused negative operating cash flow in the recent interim and annual periods presented in the filing, your expectations about the continuation of these factors and negative operating cash flow, and what measures you have undertaken or need to undertake to generate positive operating cash flow in the foreseeable future.

U.S. Securities and Exchange Commission
April 6, 2012

Response:

The Company has made the requested change on page 15 of Amendment No. 2.

7.
Please reconcile for us the decrease in accrued expenses and derivative liabilities between December 31, 2010 and 2009 of $4.255 million as reported on the balance sheets and the cash used of $21.873 million for accrued expenses and derivative liabilities in 2010 as reported in the statement of cash flows. Also, tell us and disclose the components of and reason for the reduction in accrued expenses and derivative liabilities of $28.066 million between fiscal 2010 and 2009 that lead to the decreased operating cash flow for 2010 as indicated in your revised disclosure in the liquidity and capital resources section about the comparison of operating cash flow between fiscal 2010 and 2009.

Response:

The Staff has asked the Company to reconcile the decrease in accrued expenses and derivative liabilities between December 31, 2010 and 2009 of $4.255 million as reported on the balance sheets and the cash used of $21.873 million for accrued expenses and derivative liabilities in 2010 as reported in the statements of cash flows.

In its December 31, 2009 balance sheets, the Company categorized supplier invoices in the amount of $19.772 million received after December 31, 2009 under accrued expenses and derivative liabilities, which was how the Company had categorized such invoices previously.  At the request of the Company’s independent auditors, in preparing its 2010 balance sheets, the Company reported such invoices under accounts payable for both 2010 and 2010.  In error, this reclassification was not made for 2010 in the cash flow statement.  The cash flow statement should have reflected a decrease in trade accounts payable of $21.314 million (instead of $1.542 million) and a decrease in accrued expenses and derivative liabilities of $2.101 million (instead of $21.873).  The Company has restated its 2010 consolidated statement of cash flows to make these corrections and disclosed such corrections in Note R to the financial statements included in Amendment No. 2.  This error did not impact net cash used in operating activities.

The Staff has also asked the Company to explain and disclose the components of and the reason for the reduction in accrued expenses and derivative liabilities between fiscal 2010 and 2009 that lead to the decreased operating cash flow for 2010 as indicated in the Company’s revised disclosure in the liquidity and capital resources section about the comparison of operating cash flow between fiscal 2010 and 2009.  As described above, the use of cash related to the decrease in accrued expenses and derivative liabilities in fiscal 2010 should have been $2.101 million and as such the difference between the two years would be $8.314 million and not $28.086 million.

U.S. Securities and Exchange Commission
April 6, 2012

The main component of the difference of $8.314 million was movement in derivative contracts between 2008 and 2010 due to the mark to market of London Metal Exchange hedges (the Company’s aluminum hedges), and foreign exchange futures contracts.  At December 31, 2008, the Company had no derivative liability related to these derivative contracts.  At December 31, 2009, the Company had derivative liability of $8.527 million, which translated into an $8.527 million net source of cash during 2009.  In 2010, the Company’s derivative liability related to its derivative contracts was $5.569 million, which translated into a $2.958 million net use of cash.   This change from a net source to a net use of cash is reflective of the volatility in the financial markets between the years 2008-2010 and its impact on our mark to market valuation of our hedges.  The price of high grade aluminum increased on world markets and the U.S. dollar weakened against other currencies as of December 31, 2009 in comparison to December 31, 2008, which caused the Company’s mark to market loss in 2009. At December 31, 2010, metal prices were still high and the U.S. dollar was still weak against our hedged currencies, but levels had improved, leading to the decreased derivative liability at December 31, 2010 described above.

Condensed Consolidated Financial Statements for the Period Ended September 30, 2011, page F-23

Notes to Condensed Consolidated Financial Statements, page F-27

Note 9: Convertible Subordinated Debt, page F-29

8.
Refer to prior comment 31. In regard to the supply agreement with P.T. Alumindo, it appears from your response that you have specified that 100% of the supply under the agreement is to be provided from the Surabaya, Indonesia mill. Please explain to us your consideration of ASC 810-10-25-57 and 58 in regard to a variable interest in specified assets in connection with your supply agreement with P.T. Alumindo as it specifically pertains to the Surabaya mill. Additionally, tell us the percentage of production of the Surabaya mill that is devoted to you and if the mill has the capacity to produce supply for parties other than you (in other words, whether or not the current and future capacity of the mill is sufficient to only meet your requirements at the exclusion of others that may be interested in obtaining supply from this mill), and any impact of this in your consideration of the accounting guidance indicated above. Also, please tell us if repayment of the loan by P.T. Alumindo in connection with the supply agreement may be netted against the amount you pay for purchases of supply.

Response:

The Company does not believe that PT. Alumindo is a variable interest entity ("VIE").  This is based on our understanding that P.T. Alumindo has capital in excess of $60 million and is wholly-owned by its parent, the Maspion Group, which through voting rights, makes decisions about PT. Alumindo's activities and has the obligation to share the expected losses and receive the expected residual benefits for P.T. Alumindo.

Further, it does not appear to the Company that a silo exists with respect to the Surabaya Mill owned by PT. Alumindo as it is believed that the returns of the mill inure to holders of interests in PT. Alumindo and any liabilities related to the mill are payable from the remaining assets attributable to holders of interests in PT. Alumindo.

U.S. Securities and Exchange Commission
April 6, 2012

The Company's loan was made to the Fung Lam Trading Company, an affiliate of PT. Alumindo, which has capital in excess of $70 million to purchase equipment in the People's Republic of China for use by Southern Aluminum Industry (China) Co., Ltd, a subsidiary of Fung Lam Trading Company.  All three companies are jointly and severally liable for repayment of the loan.  The advance agreement provides that repayment of the loan is to be made without set-off or counterclaim.

The Company believes that the percentage of production of the Surabaya Mill devoted to the Company is approximately 26% at the inception of the supply agreement and based on increased metric tons to be committed to the Company commencing on January 1, 2013, such percentage increases to approximately 38%.

Inasmuch as PT. Alumindo is not believed to be a VIE, the Company does not have a variable interest in its specified assets (the Surabaya Mill) and it does not appear that a silo exists within PT. Alumindo, the Company believes that ASC 810-10-25-57 and 58 are not applicable.

9.
In addition to the consideration above in regard to a variable interest in the Surabaya mill, please explain to us your consideration of ASC 840-10-15-6, 8 and 9 in regard to a lease with respect to obtaining supply specifically from the Surabaya mill under the supply arrangement with P.T. Alumindo. An arrangement that conveys the right to control the use of specified property, plant or equipment is a lease. In your explanation, tell us if there are any take or pay requirements and/or capacity charges associated with obtaining supply specifically from the Surabaya mill.

Response:

The supply agreement does not convey to the Company the right to control the use of the Surabaya Mill, for the following reasons:

(a)	The Company does not have the ability or right to operate the Surabaya Mill or direct PT. Alumindo to operate the mill in a manner the Company determines.

(b)	The Company does not have the ability or right to control physical access to the mill.

(c)
The price that the Company will pay for the output from the mill is to be agreed upon by PT. Alumindo and the Company at least 10 days prior to the commencement of the quarter in which the aluminum products are being manufactured and is to be based upon the sum of (i) the price per metric ton of aluminum on the London Metal Exchange for a period agreed between the parties plus a premium for the manufacturer's services.

U.S. Securities and Exchange Commission
April 6, 2012

Further, there are no take or pay requirements or capacity charges associated with obtaining supply from the Surabaya Mill.

Accordingly, based on the above, the Company believes that the supply agreement does not qualify as a lease.

Exhibit 5.1

10.
Please explain why counsel has relied on officers of the company or government officials as to "the content and form of certain minutes, records, resolutions or other documents or writing of the Company." To the extent that counsel has relied upon representations of officers and employees as correct as to questions of fact, please revise accordingly.

Response:

Counsel has relied on officers of the company or government officials as to the content and form of certain minutes, records, resolutions or other documents or writings of the Company only as related to factual matters.  The form of legal opinion filed as Exhibit 5.1 to Amendment No. 2 has been revised to clarify this point.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Sandra Kahn, Empire Resources, Inc.